UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

On July 3, 2018, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: July 3, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated July 3, 2018

Exhibit 99.1

VEON announces two major transactions and sets immediate strategic priorities

Agreement for the sale of 50% stake in Wind Tre to CK Hutchison

Offer to acquire GTH assets in Pakistan and Bangladesh

Combined transactions refocus VEON’s portfolio and deliver significant leverage reduction on completion

Amsterdam, 3 July 2018 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading provider of connectivity and internet services, announces two major transactions today. The Company has entered into an agreement with CK Hutchison Holdings Ltd. (“CK Hutchison”) for the sale of its 50% stake in Wind Tre. It has also submitted an offer to acquire the assets of Global Telecom Holding S.A.E (“GTH”) in Pakistan and Bangladesh.

The sale of VEON’s equity stake in Wind Tre will bring in proceeds of EUR 2,450 million. A fraction of these proceeds will be used by VEON to acquire the GTH assets. The remainder will be used to reduce debt which, following completion of both transactions, will result in net pro-forma leverage ratio1 of approximately 1.8x, significantly below our target ratio of 2.0x.

These transactions represent two critical steps towards our ambition to simplify the Group’s structure and enhance shareholder value.

“Our goal is to drive greater value for our shareholders through a more focused and optimized portfolio” said Ursula Burns, Executive Chairman of VEON. “To this end, the company has identified four immediate priorities: simplifying the Group’s structure, increasing our operational focus on emerging markets, strengthening the Group’s balance sheet and supporting the company’s current dividend policy. Today’s transactions are important steps towards this goal.”

“We intend to provide a more comprehensive update on VEON’s strategy in the coming weeks, which will cover, among other things, our ambition to deliver operational excellence across our portfolio, supported by a refocused and expert HQ that provides strategic expertise and direction to our businesses.”

Summary of Wind Tre transaction

VEON has entered into an agreement with CK Hutchison for the sale of its 50% stake in Wind Tre. On completion, VEON will receive a total cash consideration for its equity stake of EUR 2,450 million (approximately USD 2,867 million equivalent2) and CK Hutchison will take control of Wind Tre with VEON fully exiting.

VEON expects to book a net gain of approximately USD 1,100 million3 on completion and intends to use the proceeds to pay down debt and reduce its leverage ratio, supporting its current dividend policy4, whilst pursuing other strategic initiatives.

[1]	Q1 2018 Net debt/LTM EBITDA
[2]	USD/EUR = 1.17
[3]	Based on book value at Q1 2018
[4]	VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow

On completion of the transaction, the Group’s pro-forma net leverage ratio is expected to improve by approximately 0.7x, bringing the pro-forma ratio down to approximately 1.7x.

The transaction is subject to EU merger control clearance and necessary Italian regulatory approvals.

Completion of the transaction is expected to occur in Q3 or early Q4 2018.

Summary of offer to acquire Pakistan and Bangladesh assets from GTH

In addition to reducing VEON’s debt level, a fraction of the sale proceeds of VEON’s 50% stake in Wind Tre (approximately USD 400 million) will be used to further the Group’s ambitions of simplifying its corporate structure and increasing focus on emerging markets.

Accordingly, on 2 July 2018 VEON has submitted an offer to Global Telecom Holding S.A.E. (“GTH”) to acquire GTH’s businesses in Pakistan (Jazz and its associated operations) and Bangladesh (Banglalink) for a gross consideration of USD 2,550 million. These assets are already fully consolidated in VEON’s accounts. VEON will continue to hold its stake in Algeria (Djezzy) through GTH.

The consideration for the transaction is expected to be satisfied in part by VEON discharging and taking on debt, including bonds, of the GTH group in an amount of approximately USD 1,600 million. The remainder of the consideration, anticipated to be approximately USD 950 million, is expected to be paid in cash and deferred consideration. As VEON owns 57.7% of GTH and thus consolidates its debt, the total of net cash outflow and deferred consideration is expected to be approximately USD 400 million, resulting in only a minor impact of approximately 0.1x on VEON’s pro-forma net leverage ratio.

The transaction is subject to approval of GTH shareholders at an extraordinary general meeting and certain regulatory approvals. Completion of the transaction is expected to occur in Q4 of 2018.

This transaction delivers on the immediate priorities outlined above.

Operating model and HQ function

As previously outlined, the Company is undertaking a comprehensive review of its corporate HQ structure and operating model to deliver a simpler, lighter and more operationally efficient organization focused on bringing best-in-class services to customers and delivering greater value for shareholders. VEON’s HQ function is a center of expertise, driving key strategic initiatives across the Group, while the development of local market strategies and day-to-day decision-making will be the responsibility of VEON’s operating companies. Our new operating model will enable VEON to focus on serving the needs of our customers across its emerging market footprint while significantly improving the Company’s overall cost efficiency.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: http://www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the transactions described above, the use of proceeds, the receipt of cash consideration, completion timing, and the receipt of necessary shareholder and regulatory approvals. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: all relevant closing conditions may not be met; and the expected benefits of the transactions may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com